UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 1-8803

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Material Sciences Corporation

Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Material Sciences Corporation

2200 East Pratt Boulevard

Elk Grove Village, Illinois 60007

MATERIAL SCIENCES CORPORATION SAVINGS AND INVESTMENT PLAN

(a)	Financial Statements:

	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

	FINANCIAL STATEMENTS:

	Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003.	2

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3

	Notes to Financial Statements	4

	SUPPLEMENTAL SCHEDULE:

	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004	8

	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b)	Exhibits:

	Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Material Sciences Corporation Retirement Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Material Sciences Corporation Savings and Investment Plan (the ”Plan”) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Chicago, Illinois

October 14, 2005

MATERIAL SCIENCES CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Participant-directed investments (Note 3)	$43,353,156	$42,640,122

Receivables:
Employer contributions	23,305	26,394
Participant contributions	92,786	109,588

Total receivables	116,091	135,982

NET ASSETS AVAILABLE FOR BENEFITS	$43,469,247	$42,776,104

See notes to financial statements.

MATERIAL SCIENCES CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Contributions:
Participant contributions	$2,456,898
Employer contributions	693,540
Rollover Contributions	9,252

Total contributions	3,159,690

Investment income:
Net appreciation in fair value of investments (Note 3)	3,772,630
Dividends and interest	1,041,287

Total investment income	4,813,917

Total additions	7,973,607

DEDUCTIONS:
Benefits paid to participants	7,270,245
Administrative expenses	10,219

Total deductions	7,280,464

INCREASE IN NET ASSETS	693,143

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	42,776,104

End of year	$43,469,247

See notes to financial statements.

MATERIAL SCIENCES CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003

AND FOR THE YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF THE PLAN

The following description of the Material Sciences Corporation Savings and Investment Plan (the ”Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan was established on January 1, 1976, as a defined contribution savings and investment plan. Employees of Material Sciences Corporation (“MSC”) and its subsidiaries (collectively, the “Company”) are eligible to participate as of their date of hire (as defined in the Plan agreement). An eligible employee can participate in the Plan starting on either January 1, April 1, July 1, or October 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration—The Retirement Plan Committee, consisting of current employees of the Company, administers the Plan. Putnam Fiduciary Trust Company (the “Trustee”) is the trustee of the Plan. In addition, the Trustee performs additional record keeping tasks for the Plan.

Contributions—Each year, participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The combined pre-tax and after-tax contributions up to 6% of the participant’s compensation are designated as “Basic Contributions.” Any contribution in excess of the 6% of participant’s compensation is designated as “Supplemental Contributions.” The combined pre-tax and after-tax contributions cannot exceed 50% of the participant’s compensation.

For the year ended December 31, 2004, the Company contributed, in cash, 35% of the first 6% of base compensation that participants contributed to the Plan. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional discretionary contributions were made for the year ended December 31, 2004.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—Participants may direct the investments of their total account balances into seven mutual funds, two common collective trust funds (“CCT”), and a Company stock fund currently available in the Plan.

Vesting and Forfeitures—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service. Upon termination of employment, any amounts not vested are forfeited and are applied toward future Company matching contributions. At December 31, 2004 and 2003, forfeited accounts totaled $35,845 and $11,886, respectively. During the year ended December 31, 2004, employer contributions were reduced by $45,677 from non-vested forfeiture accounts.

Payment of Benefits—Upon retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or periodic installment payments.

Loans and Distributions to Participants—Participants may borrow as much as 50% of their vested account balance, or $50,000 (whichever is less). The minimum loan amount is $1,000. Most loans must be repaid within five years. The loan period is extended to 15 years if the loan proceeds were used to purchase a primary residence. Loans are secured by the balance in the participant’s account. The interest rate is prime plus 1%. As of December 31, 2004, interest rates of loans outstanding were between 5.0% and 10.5%. Participants may request a distribution of their after-tax funds, including their vested Company match. In addition, hardship distributions are permitted if certain criteria are met. Such withdrawals, however, are subject to a 10% excise tax if the participant is less than 59 1/2 years of age and the withdrawal does not qualify for exemption under the Internal Revenue Code (“IRC”) regulations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The investments of the Plan are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

The Plan’s interest in the Putnam Stable Value Fund, at December 31, 2004 and 2003, is a CCT. The Plan owns shares in this CCT, which, in turn holds shares in the underlying securities. The Putnam Stable Value Fund holds investments in guaranteed investment contracts. These investment contracts provide for benefit-responsive withdrawals at contract value. These investments are valued at contract value, which approximates fair values, as determined by the Trustee (that being contract value representing investing principal plus accrued interest thereon). At December 31, 2004 and 2003, the crediting interest rates for the CCT were approximately 4.5% and 4.7%, respectively, and the average yield for the year ended December 31, 2004 was approximately 4.5%.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits, as net appreciation (depreciation) in fair value of investments.

Administrative Expenses—The Company pays all administrative expenses of the Plan, except for certain investment management charges, distribution, and loan processing fees.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2004 and 2003.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003:

	2004	2003
George Putnam Fund	$5,404,846	$5,795,029
ABN AMRO Veredus Aggressive Growth Fund	2,863,186
Dodge & Cox Stock Fund	8,577,685	7,802,190
Putnam Voyager Fund	5,402,336	6,582,415
Putnam OTC & Emerging Growth Fund		2,909,048
Putnam S&P 500 Index Fund	2,189,406
Putnam Stable Value Fund	9,567,738	9,763,667
Neuberger & Berman Genesis Trust Fund	2,415,410
William Blair International Growth Fund	2,229,035

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,772,630 as follows:

Mutual Funds:
Putnam Voyager Fund	$234,975
Putnam International Equity Fund	72,394
Putnam OTC and Emerging Growth Fund	131,481
Putnam George Putnam Fund	333,306
Putnam Stable Value Fund	2
Putnam S&P 500 Index Fund	201,290
Neuberger & Berman Genesis Trust Fund	270,043
Oakmark International Fund	160,588
Dodge & Cox Stock Fund	1,039,290
ABN AMRO Veredus Aggressive Growth Fund	154,649
William Blair International Growth Fund	275,854

Total mutual funds	2,873,872

Common stock	898,758

Net appreciation of investments	$3,772,630

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 2002, that the Plan is designed in accordance with applicable IRC requirements. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Fiduciary Trust Co., the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 93,121 and 95,317 shares, respectively, of the common stock of Material Sciences Corporation, the Plan’s sponsor. During the year ended December 31, 2004, the Plan recorded no dividend income related to such stock.

6.	PLAN TERMINATION

Although the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time, subject to the provisions set forth in ERISA. In the event of termination, the Plan provides that the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in the order and amounts provided for in the Plan document, and that all participants shall become fully vested on their Company contribution accounts at that time.

7.	SUBSEQUENT EVENT

Effective July 1, 2005, the Plan froze all future participant contributions to the Putnam Voyager Fund

* * * * * *

MATERIAL SCIENCES CORPORATION

SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

YEAR ENDED DECEMBER 31, 2004

	Identity of Issuer	Description of Investment	Current Value
*	Putnam Fiduciary Trust Co.	George Putnam Fund	$5,404,846
		S&P 500 Index Fund	2,189,406
		Voyager Fund	5,402,336
		Stable Value Fund	9,567,738

	William Blair	International Growth Fund	2,229,035
	Oakmark	Oakmark International Fund	1,271,489
	ABN AMRO	Veredus Aggressive Growth Fund	2,863,186
	Neuberger & Berman	Genesis Trust Fund	2,415,410
	Dodge & Cox	Stock Fund	8,577,685
*	Material Sciences Corporation	Material Sciences Corporation Stock	1,675,246
*	Loans to participants	Interest rates ranging from lowest 5.0%; highest 10.5% maturing from 2005 to 2012	1,756,779

	Total investments		$43,353,156

*	Represents a party in interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 18th day of October, 2005.

MATERIAL SCIENCES CORPORATION SAVINGS AND INVESTMENT PLAN

By:	Material Sciences Corporation, Plan Administrator

By:	/s/ Jeffrey J. Siemers
Jeffrey J. Siemers Executive Vice President, Chief Administrative and Financial Officer and Secretary

By:	/s/ John M. Klepper
John M. Klepper Vice President, Human Resources

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.